Mod Hospitality, Inc.
11710 Old Georgetown Road, Suite 808
North Bethesda, Maryland 20852

April 7, 2009

Via U.S. mail and facsimile

Ms. Heather Clark
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:          Mod Hospitality, Inc. (fka PSPP Holdings, Inc.)
Form 8-K Filed October 27, 2008
File No. 000-24723

Dear Ms. Clark:

We are in receipt of your comment letter dated November 24, 2008, regarding the above referenced filing.  As requested in your letter, we provide a response to the questions raised by the Staff.  For your convenience, the question is listed below, followed by the Company’s response.

1.	Please file an amendment to your Form 8-K to address the following:

a.
Revise the introductory paragraph to explain that the transaction is a reverse acquisition in which ECV Holdings is the legal acquiree but the accounting acquirer since the sole shareholder of ECV Holdings prior to the transaction will own 99.912% of the company’s outstanding common shares following completion of the transaction.

Answer: We have revised the introductory paragraph to explain that the transaction is a reverse acquisition in which ECV Holdings is the legal acquiree but the accounting acquirer.

	b.	Please revise to include audited financial statements for ECV Holdings in the Form 8-K filing or explain why you do not believe these financial statements are required.

Answer: Please be advised that since ECV Holdings is merely the holding company of Hanover, Clinton and Absecon, and does not have its own business operation. Since we have provided the audited financial statements for Hanover, Clinton and Absecon, we believe the audited financial statements for ECV Holdings are not required.

c.
Please explain in the introductory paragraph that the accounting acquirer will succeed to the business previously carried on by PSPP Inc. and will become the registrant through the completion of the reverse merger transaction, and that as a result the historical financial statements presented going forward will be those of the ECV Holdings, the accounting acquirer.

Answer: The introductory paragraph has been revised to explain that ECV Holdings, the accounting acquirer, will succeed to the business previously carried by Mod Hospitality Inc. (f/k/a PSPP Inc.) and will become the registrant through the completion of the reverse merger transaction.

2.	Please revise the pro forma financial information included as exhibit 99.1 to address the following:

a.
Revise the introductory paragraph to explain that the transaction is a reverse acquisition in which ECV Holdings is the legal acquire but the accounting acquirer since the sole shareholder of ECV Holdings prior to the transaction will own 99.912% of the company’s outstanding common shares following completion of the transaction.

Answer:  Please be advised that we have revised the introductory paragraph to explain that the transaction is a reverse merger in which ECV Holdings is the legal acquiree but the accounting acquirer since the sole shareholder of ECV Holdings prior to the transaction will own 99.912% of our outstanding common shares after the completion of the transaction.

b.
Revise the pro forma information, including the pro forma statements of operations to reflect in separate columns the historical information for the registrant (i.e., the accounting acquire), the accounting acquirer, merger related adjustments, and final pro forma results. This information should be accompanied by detailed footnote disclosures which explain the nature of all adjustments made to arrive at the pro forma amounts. For example, it appears that an adjustment is required to reflect the effects on stockholders equity and outstanding common shares for the shares exchanged in the reverse acquisition transaction. In this regard, the historical accumulated deficit of the accounting acquire would be eliminated and the net assets obtained by the accounting acquirer in the reverse merger would be reflected as an adjustment to paid in capital of the accounting acquirer . Please revise to include pro forma adjustments and related footnote disclosures explaining these and any other pro forma adjustments.

Answer: Please be advised that we have revised the pro forma information to reflect in separate columns the historical information accompanied by detailed footnote disclosures to explain the nature of all adjustments made to arrive at the pro forma amounts.

	c.	Please revise to include a pro forma statement of operations for the fiscal year ended December 31, 2007 as required by Rule 8-05 of Regulation S-X.

Answer: Please be advised that we have revised our disclosure to include a pro forma statement of operations for Mod Hospitality for the fiscal year ended December 31, 2007 as required by Rule 8-05 of Regulation S-K.

	d.	Revise to eliminate the pro forma consolidated statement of cash flows as this information is not contemplated or required by either Article 8 or 11 of Regulation S-X.

Answer: Please be advised that we have revised to eliminate the pro forma consolidated statement of cash flows for the fiscal years ended December 31, 2007 and 2006.

e.
Revise to also include interim consolidated statements of operations for the six months ended June 30, 2008 and 2007 for ECV Holdings Inc. and subsidiaries as required by Rules 8-03 and 8-04 of Regulation S-X.

Answer: Please be advised that we have revised to include interim consolidated statements for the six months ended June 30, 2008 and 2007 for ECV Holdings Inc. and subsidiaries as required by Rules 8-03 and 8-04 of Regulation S-X.

3.
We note that the lease agreements for Hanover and Clinton provide for increasing rental payments over the terms of the lease arrangements. Please confirm that rent expense under these lease arrangements is recognized on a straight-line basis over the lease terms as required by paragraph 15 of SFAS No.13. If rent expense has not been recognized on a straight-line basis in the combined financial statements, please revise the combined financial statements to properly recognize rental expense in accordance with SFAS No. 13.

Answer: Please be advised that the combined financial statements as of December 31, 2007 and 2006 have been adjusted to reflect the base rent expense to comply with the provisions of SFAS no. 13 paragraph 15. The base rent payments are not being made on straight-line basis over the life of the leases; however, the base rent expense is being recognized on a straight-line basis over the life of the leases.

4.	Please revise Note 7 to disclose the terms of the transaction in which ECV Holdings became the holder of 99.912% of Mod Hospitality Inc.’s outstanding common shares.

Answer: Please be advised that we have added Note 8 to disclose the reverse merger transaction in which ECV Holdings became the holder of 99.912% of the outstanding common shares of Mod Hospitality Inc. Please note we mark Note 8 as unaudited because we completed our audit financial statements for 2007 fiscal year on May 27, 2008, and the reverse merger transaction between ECV Holdings and Mod Hospitality occurred after May 27, 2008.

Very truly yours,

Mod Hospitality, Inc.

By: /s/ Frederic Richardson
Name: Frederic Richardson
Title: CEO